Thelen Reid & Priest LLP Attorneys At Law 875 Third Avenue New York, NY 10022-6225 Tel. 212.603.2000 Fax 212.603.2001 www.thelenreid.com

    September 18, 2006

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	UpSNAP Inc
Registration Statement No. 333-132893

Dear Sirs and Madams:

On behalf of our client, UpSNAP Inc. (the “Company”), we are transmitting herewith an amended Registration Statement (Amendment No. 4) on Form SB-2 of the Company (“Amendment No.4”).

The Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of Barbara C. Jacobs, Assistant Director, dated September 13, 2006 (the “Comment Letter”) is set forth below. All reference to page numbers are to page numbers of Amendment No.4, unless otherwise specified.

Response

Form SB-2/A

Plan of Operation, page 9

Liquidity and Capital Resources, page 13

1.
Please refer to prior comment 5 from our letter dated August 7, 2006 and prior comment 28 from our letter dated April 25, 2006. We note the revisions made to your liquidity disclosure. However, this disclosure does not adequately address our previous comments. As previously requested in prior comment 28 of our letter dated April 25, 2006, expand this section to disclose the cut-rent rate at which you arc using capital in operations and to indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. Given that you had net losses of $364,637, $317,506 and $633,324 in each of the last three fiscal quarters, it does not appear that mere disclosure of your working capital surplus provides full and accurate disclosure regarding your liquidity and capital resources. In addition, please disclose in this section that your independent auditors have expressed substantial doubt about your ability to continue as a going concern.

RESPONSE:

Please see the revised language set forth on Page 13.

2.
To the extent you do not have sufficient capital to fund your current operations and plans for expansion of operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date. Tell us whether the existing finds will allow you to engage in the aggressive marketing campaign and to perform research and development of mobile and integration of multi-media content discussed under Plan of Operation.

RESPONSE:

Please see the revised language set forth on Page 13.

Form 10-KSB/A for the Transition Period from April 1, 2005 to September 30, 2005

Item 8A. Controls and Procedures

3.
Please refer to prior 16 from our letter dated August 7, 2006. Please note that prior comment 37 from our letter dated June 30, 2006, requested the revision of the disclosure controls and procedures disclosure in your Form 10-KSB/A because (1) the definition of disclosure controls and procedures contained in that disclosure does not comply with that set forth in Rule 13a-15(e) and (2) it is not clear from your stated conclusion that you undertook the evaluation required by Rule 13a-15(b) and Item 307 of Regulation S-B. Please revise your Form 10-KSB in response to our prior comments. Please ensure that the conclusion of your CEO and CFO, as set forth in the “Conclusion” subsection of this Item 8A, specifically addresses both sentences found in the definition of disclosure controls and procedures” in Rule 13a-1 5(e). In addition, please ensure that the evaluation and conclusion specifically encompasses the end of the period covered by the report, as required by Rule 13a- 15(b) and Item 307 of Regulation S-B. Moreover, your revised disclosure should address any events, significant deficiencies or material weaknesses discovered subsequent to the evaluation date that influenced the conclusions stated therein.

RESPONSE:

An amended Form 10-KSB/A has been filed to address the above comments.

Forms 10-QSB/A for the quarters ended December 31, 2005 and March 31, 2006

Evaluation of Controls

4.
Item 307 of Regulation S-B and Rule 13a-15(b) require that management, including your principal executive and principal financial officers, evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter. Please revise each report to speak only to the most recent fiscal quarter addressed in that report (i.e., the quarter ended December 31, 2005 in your Form 1 0-QSB for that quarter and the quarter ended March 31, 2006 for your Form 10-QSB for that quarter).

RESPONSE:

Amended Forms 10-QSB/A for the quarters ended December 31, 2005 and March 31, 2006 have been filed to address the above comments.

Disclosure Controls

5.
Please note that your definition of disclosure controls and procedures is not identical to that set forth in Rule 13a-15(e). Please revise as previously requested. This comment also applies to your disclosure in your Form l0-QSB for the quarter ended June 30, 2006.

RESPONSE:

Amended Forms 10-QSB/A for the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006 have been filed to address the above comments.

Scope of the Evaluation

6.
You state that the overall goals of these various evaluation activities are to monitor your disclosure controls and make modifications if necessary. However, Rule 13a-15(a) states that you must maintain disclosure controls and procedures as defined in 13a- 15(e) and Rule 13a- 15(b) states that you must evaluate your disclosure controls and procedures to determine their effectiveness at meeting their stated goals (i.e., “to ensure that information required to he disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure”). Please revise. This comment also applies to your disclosure in your Form 10-QSB for the quarter ended June 30, 2006.

RESPONSE:

Amended Forms 10-QSB/A for the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006 have been filed to address the above comments.

Result of the Evaluation

7.
You state that the result of your reevaluation of your disclosure controls and procedures concluded that your disclosure controls and procedures “were in part ineffective.” The meaning of this disclosure is unclear. Management must conclude either that your disclosure controls and procedures were effective or that they were ineffective as of the end of the reported period. Please revise. This comment also applies to your disclosure in your Form l0-QSB for the quarter ended June 30, 2006.

RESPONSE:

Amended Forms 10-QSB/A for the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006 have been filed to address the above comments.

8.
Your disclosure refers to “a deficiency in [y]our Disclosure Controls in [y]our failure to report on their adequacy as required by Item 8A in [y]our annual report on Form 10-KSB.” The meaning of this disclosure is unclear. Revise to provide a materially complete description of the significant deficiency or material weakness identified subsequent to your initial evaluation, when it was discovered and by whom. This comment also applies to your disclosure in your Form for the quarter ended June 30, 2006.

RESPONSE:

Amended Forms 10-QSB/A for the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006 have been filed to address the above comments.

9.
You also state that you have undertaken certain remedial actions in your Disclosure Controls. Revise to state the fiscal quarter in which such actions were taken and expand your disclosure to describe how the referenced remedial actions will address the identified significant deficiency or material weakness and any material capital expenditures associated with such actions. This comment also applies to your disclosure in your Form l0-QSB for the quarter ended June 30, 2006.

RESPONSE:

Amended Forms 10-QSB/A for the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006 have been filed to address the above comments.

10.
Please revise to include the disclosure required by Item 308(c) of Regulation S-B, that is disclose any change in your internal controls over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:

Amended Forms 10-QSB/A for the quarters ended December 31, 2005 and March 31, 2006 have been filed to address the above comments.

Form 10-QSB for the quarter ended June 30, 2006

11.
The purpose of the disclosure under the subheading “Evaluation of Controls” is unclear, given that it references evaluations of your disclosure controls and procedures for periods Other than your most recent fiscal quarter. Please revise to clarify the purpose of this disclosure to the period ended June 30, 2006, or advise.

RESPONSE:

An amended Form 10-QSB/A for the quarter ended June 30, 2006 has been filed to address the above comments.

12.
If any of the remedial actions disclosed in your penultimate paragraph were undertaken during the fiscal quarter ended June 30, 2006, revise to state whether such action constitutes a change in your internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:

An amended Form 10-QSB/A for the quarter ended June 30, 2006 has been filed to address the above comments.

Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-6775; fax: (212) 829-2033).

Thank you for your attention to this matter.

Kind Regards,

Gregory Katz